IMTS

WORLD LEADER IN RACE SIMULATION

September 3, 2008

Mr. William H. Thompson

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C, 20549

Re: Interactive Motorsports and Entertainment Corp.

Form 10-K for Fiscal Year ended December 31, 2007
Filed June 17, 2008
Form 10-Q for Fiscal Quarter ended March 31, 2008
Filed June 18, 2008
File N. 0-30771

Dear Mr. Thompson,

Following is the Company’s response to your letter dated August 11, 2008.

Form 10K for Fiscal Year Ended December 31, 2007

Financial Statements

Statements of Shareholders’ Deficit, page 24

Question:

1.

Please tell us why you have labeled as “unaudited” the line item in fiscal year 2007 captioned “common stock issued for payment of loan interest.” If there were any limitations to the scope of the audit of your annual financial statement, please advise us in detail as to the nature and extent of such limitation and amend your filing to provide a full set of financial statements that have been audited in accordance with the standards of the Public Accounting Oversight Board (United States).

Response:

The label “unaudited” was inadvertently left on the line item in question, and will be removed for the amended filing. There were no limitations to the scope of the audit of our annual financial statement.

Interactive Motorsports and Entertainment Corporation

(OTC:IMTS.PK)

Corporate Office: 5624 West 73rd Street • Indianapolis, IN 46278

Phone: 317-295-3500 • Fax: 317-298-8924

www.SMSonline.com

Item 9A. Controls and Procedures, page 43

Question:

2.

Please disclose the conclusions of your principal executive and principal financial officer regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report based on the evaluation of those controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15. Refer to Item 307 of Regulation S-K. Otherwise, please tell us how you complied with the Exchange Act Rules regarding management’s evaluation of the effectiveness of your disclosure controls and procedures.

Response:

The Company will amend its filing on this subject as follows:

ITEM 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures would meet their objectives.

As of December 31, 2007, we carried out the evaluation of the effectiveness of our disclosure controls and procedures as defined by Rule 13a-15(e) under the Exchange Act under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Interactive Motorsports and Entertainment Corporation

(OTC:IMTS.PK)

Corporate Office: 5624 West 73rd Street • Indianapolis, IN 46278

Phone: 317-295-3500 • Fax: 317-298-8924

www.SMSonline.com

Internal Control Over Financial Reporting, page 43

Question:

3.

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for a prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

Response:

The Company will amend its filing on this subject as follows:

ITEM 9A. CONTROLS AND PROCEDURES

(b) Management’s Report on Internal Control Over Financial Reporting

Our management, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Internal control over financial reporting includes policies and procedures that:

(1)           pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2)           provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

(3)           provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations.  Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures.  Internal control over financial reporting also can be circumvented by collusion or improper management override.  Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting.  However, these inherent limitations are known features of the financial reporting process.  Therefore, it is possible to design safeguards to reduce, though not eliminate, this risk.

Interactive Motorsports and Entertainment Corporation

(OTC:IMTS.PK)

Corporate Office: 5624 West 73rd Street • Indianapolis, IN 46278

Phone: 317-295-3500 • Fax: 317-298-8924

www.SMSonline.com

Using the guidelines set forth in the report Internal Control-Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, management has concluded that our internal control over financial reporting was not effective as of December 31, 2007 due to existence of a material weakness in our internal controls.

A material weakness is a control deficiency, or a combination of control deficiencies, that result in a more than remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Our management, in consultation with our independent registered public accounting firm, concluded that a material weakness existed in the following area as of December 31, 2007:

•	Lack of segregation of duties within the accounting department due to the small size of the company and the small size of the accounting staff.

Management is actively seeking to remediate this material weakness in the following manner:

•

As the company grows and generates capital available for staffing increases, a priority will be staffing the accounting department to a level such that reports are reviewed and responsibilities are strategically divided among multiple persons.

Notwithstanding the existence any material weaknesses in internal controls, we believe that the consolidated financial statements fairly present, in all material respects, our consolidated balance sheet as of December 31, 2007 and our consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007 and 2006 in conformity with GAAP.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Our management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only our management’s report in this annual report.

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Interactive Motorsports and Entertainment Corporation

(OTC:IMTS.PK)

Corporate Office: 5624 West 73rd Street • Indianapolis, IN 46278

Phone: 317-295-3500 • Fax: 317-298-8924

www.SMSonline.com

Question:

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please also: revise the certification throughout to refer to the “registrant” as opposed to the “small reporting company issuer”; and revise what will be paragraph 4.d. to include the omitted parenthetical language.

Response:

The amended filings will include the referenced revisions.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Question:

4.	Please revise your filing to address the applicable parts of the comments above.

Response:

The revisions noted in the responses above will also apply to the Company’s amended filing of its 10-Q for the Fiscal Quarter Ended March 31, 2008. The amendments to Item 9A Controls and Procedures will be as follows:

ITEM 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures would meet their objectives.

Interactive Motorsports and Entertainment Corporation

(OTC:IMTS.PK)

Corporate Office: 5624 West 73rd Street • Indianapolis, IN 46278

Phone: 317-295-3500 • Fax: 317-298-8924

www.SMSonline.com

As of March 31, 2008, we carried out the evaluation of the effectiveness of our disclosure controls and procedures as defined by Rule 13a-15(e) under the Exchange Act under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2008, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Internal control over financial reporting includes policies and procedures that:

(1)           pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2)           provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

(3)           provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations.  Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures.  Internal control over financial reporting also can be circumvented by collusion or improper management override.  Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting.  However, these inherent limitations are known features of the financial reporting process.  Therefore, it is possible to design safeguards to reduce, though not eliminate, this risk.

Using the guidelines set forth in the report Internal Control-Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, management has concluded that our internal control over financial reporting was not effective as of March 31, 2008 due to existence of a material weakness in our internal controls.

Interactive Motorsports and Entertainment Corporation

(OTC:IMTS.PK)

Corporate Office: 5624 West 73rd Street • Indianapolis, IN 46278

Phone: 317-295-3500 • Fax: 317-298-8924

www.SMSonline.com

A material weakness is a control deficiency, or a combination of control deficiencies, that result in a more than remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Our management, in consultation with our independent registered public accounting firm, concluded that a material weakness existed in the following area as of March 31, 2008:

•	Lack of segregation of duties within the accounting department due to the small size of the company and the small size of the accounting staff.

Management is actively seeking to remediate this material weakness in the following manner:

•

As the company grows and generates capital available for staffing increases, a priority will be staffing the accounting department to a level such that reports are reviewed and responsibilities are strategically divided among multiple persons.

Notwithstanding the existence any material weaknesses in internal controls, we believe that the consolidated financial statements fairly present, in all material respects, our consolidated balance sheet as of March 31, 2008 and our consolidated statements of operations, stockholders’ equity and cash flows for the years ended March 31, 2008 and 2006 in conformity with GAAP.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Our management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only our management’s report in this annual report.

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company man not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William R. Donaldson________________________

William R. Donaldson

Chief Executive Officer and Chief Financial Officer

Interactive Motorsports and Entertainment Corporation

(OTC:IMTS.PK)

Corporate Office: 5624 West 73rd Street • Indianapolis, IN 46278

Phone: 317-295-3500 • Fax: 317-298-8924

www.SMSonline.com